Amwest Imaging Incorporated
10213 Penrith Avenue, Unit 104
Las Vegas, Nevada 89144

September 13, 2010

Ms. Barbara C. Jacobs
Assistant Director
Ms. Stephani Bouvet
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington,  D.C. 20549

RE:    Amwest Imaging Incorporated
          Amendment No. 2 to Registration Statement on Form S-1
          Filed August 25, 2010
  File No. 333-167743

Dear Ms. Jacobs:

Amwest Imaging Incorporated submits this letter to you in response to your letter of September 10, 2010, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  References to prior comments in this letter relate to comments in our letter dated August 25, 2010.    This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Part I: Information Required in Prospectus

Available information, page 37

1.
In response to prior comment 2, we note that you intend to file a Form 8-A immediately upon effectiveness of this registration statement.  Please revise the introductory paragraph to clarify that, until such time, you will only be required to comply with the limited reporting obligations required by Section 13(a) of the Exchange Act or revise the disclosure, which suggests that you will be a fully reporting company without reference to the From 8-A.  Specifically, we note your statement that “upon completion of the registration, (you) will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as…proxy statements, under Section 14 of the Exchange Act.”

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the introductory paragraph to clarify and make the following statements that “Until the effectiveness of such Form 8-A, the Company will only be required to comply with the limited reporting obligations required by Section 13(a) of the Exchange Act”.  The Company further clarifies and includes in the introductory paragraph that “Upon completion of the registration and the filing and notification of effectiveness of the Company’s Form 8-A filed immediately thereafter, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as Forms 10-K, 10-Q, 8-K, and proxy statements, under Section 14 of the Exchange Act and other information with the Commission”.   The Company has provided below a copy of the revised “Available Information” section as it now appears in the Form S-1/A Amendment No. 3 filing

AVAILABLE INFORMATION

We have filed a registration statement on Form S-1, of which this prospectus is a part, with the U.S. Securities and Exchange Commission.  Upon completion of the registration and the filing and notification of effectiveness of the Company’s Form 8-A filed immediately thereafter, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as Forms 10-K, 10-Q, 8-K, and proxy statements, under Section 14 of the Exchange Act and other information with the Commission.  Until the effectiveness of such Form 8-A, the Company will only be required to comply with the limited reporting obligations required by Section 13(a) of the Exchange Act.  Such reports, proxy statements, this registration statement and other information, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street NE, Washington, D.C. 20549.  Copies of all materials may be obtained from the Public Reference Section of the Commission’s Washington, D.C. office at prescribed rates.  You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of our common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes of ownership of our common stock upon the Company becoming a fully reporting company under the Exchange Act by the Company filing a Form 8-A.  The Company intends to file a Form 8-A immediately upon effectiveness of this registration statement thus registering a class of securities under Section 12 of the Exchange Act.  Until such time, the officers and directors and persons who own more than ten percent will not have to file such reports.  Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.  We intend to ensure to the best of our ability that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners are complied within a timely fashion.

COMMENT:

Financial Statements

General

2.	Please note that updated financial statements appear to be required September 13, 2010 pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and the Company has included in the Form S-1/A Amendment #3 filing updated financial statements as of August 31, 2010.  The financial statements are located in section “Financial Statements” subsection (b) named “Unaudited Financial Statements as of August 31, 2010.

COMMENT:

Part II: Information Not Required in Prospectus

Exhibits

Exhibit 5

3.
Your legal opinion, dated June 24, 2010 must speak as of a date relatively close to the date of desired effectiveness.  Please provide an updated legal opinion filed as an exhibit to your amended registration statement.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has updated the legal opinion in section “Part II: Information Not Required in Prospectus” subsection “Exhibit 5” with a legal opinion dated September 14, 2010.

COMMENT:

Undertakings, page 40

4.	Please include the undertakings as required by Item 512(a)(6) of Regulation S-K or advise as to why they have been removed.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has included Item 512(a)(6) in the “Undertakings” section of the Form S-1/A Amendment No. 3.  The revised “Undertakings” section appears in the S-1/A as written below.

Item 17. Undertakings

The undersigned hereby undertakes:

(1)           to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(i)              include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)             reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)            include any additional or changed material information on the plan of distribution.

(2)           that for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)           to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)           that for determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)             Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)            Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)           Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser

(5)           Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however,  that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a directors, officers or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone or Patrick Moore at (702) 882-3106 with any questions or comments.

Sincerely,

/s/ Patrick Moore

Patrick Moore
President

cc:           Via Facsimile (702) 382-1759
Harold P. Gewerter, Esq.
Law Offices of Harold P. Gewerter, Esq., Ltd.